

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2013

Via E-mail
Steve Saleen
Chief Executive Officer and President
Saleen Automotive, Inc.
2735 Wardlow Road
Corona, CA 92882

> **Re:** **Saleen Automotive, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed August 8, 2013**
> **File No. 333-176388**

Dear Mr. Saleen:

We have reviewed your responses to the comments in our letter dated July 23, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your response to our prior comment 1 and reissue in part. We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please disclose in your Management's Discussion and Analysis of Financial Condition and Results of Operations section that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies and that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Merger & Capital Raise, page 3

Merger, page 3

2. We note your response to our prior comment 3 regarding the determination of the value of the shares that you exchanged in connection with the acquisition of Saleen Automotive and SMS Signature Cars. However, it does not appear that this information was included in your Form 8-K. Please disclose this information in your Form 8-K pursuant to Item 2.01(d) of Form 8-K. In addition, if true, please disclose that the arms-length negotiation included the board of directors of W270.

3. We note your response to our prior comment 5 that you no longer intend to effectuate the 1-for-2.63870 reverse stock split. Please revise this section accordingly.

4. We note your revised disclosure in response to our prior comment 5. Please disclose on page 4 that the holders of a majority of your outstanding shares of Super Voting Preferred stock may elect to convert less than all but at least 50% of the outstanding shares of Super Voting Preferred Stock, with the applicable percentage designated by such holders, subject to the availability of a sufficient number of available shares of your common stock.

Description of the Business, page 9

5. We note your response to our prior comment 8 and reissue in part. Please disclose your net losses for the fiscal year ended March 31, 2012. In addition, we note your revised disclosure that you anticipate "that significant expenditure will be necessary to develop and expand [your] automotive assets before significant positive operating cash flows will be achieved." Please disclose, if true, that the default of $1,000,312 notes payable may make it difficult for you to obtain additional funding. You also disclose that you are currently in discussions with several banks and private lenders to obtain additional debt or equity financing. Please disclose that there is no guarantee that you will be able to obtain such financing.

6. We note your response to our prior comment 9 and your disclosure on pages 27 and 28 regarding the importance of achieving your "planned cost reductions." Please revise to describe these planned cost reductions.

History and Background, page 11

7. We note your response to our prior comment 18 and reissue. Please provide a brief definition for the term "American next-generation supercar."

Our Vehicles, Products and Services, page 12

Motorsports & Engineering Services, page 12

8. We note your response to our prior comment 21 and reissue in part. Please quantify the number of contracts for your design, engineering or product development services as of June 27, 2013.

Battery Electric Vehicles, page 12

9. We note your response to our prior comment 23 and reissue in part. Please clarify what you mean by "market proven" or remove this term. In addition, please describe the steps you will need to take to develop and sell battery electric vehicles, including a timeline

and budget for each step.  Alternatively, if you have yet to determine what steps you will take, discuss accordingly.

10. Please disclose that there is no guarantee that you will have sufficient funds to develop your BEV product line in fiscal year 2015.

Next Generation Saleen Supercars, page 14

11. We note that you do not intend to commence further development activities for your supercar until you are able to raise additional capital.  Please disclose the amount of capital necessary for you to continue your development activities.  In this regard, we note your disclosure that the development costs will range between $1.0 million to $2.0 million.  In addition, please disclose the steps necessary for you to complete your development of your supercar, including a timeline and budget for each step.  If you have yet to determine what steps you will take to complete the development of the supercar, discuss accordingly.

Supply Chain, page 15

12. We note your revised disclosure on page 15 that you "are currently expanding [your] supplier sources to reduce the risk of a single source supplier adversely affecting [your] operations."  Please include quantitative information, if possible, regarding the expansion of your supplier sources and the reduction of the components that you purchase from single sources.

Marketing Strategy, page 15

13. Please revise the last sentence in the second paragraph of this section regarding the reputation of the Saleen brand to state as a belief.

14. We note your disclosure regarding your dealer agreements on page 15.  Please briefly describe the material terms of the agreements, including terms related to how and when you earn revenue pursuant to such agreements.

15. We note your disclosure on page 15 that you have budgeted to open one store per year for three years and that the estimated cost of opening each store is $1.0 million.  Please disclose how you intend to fund the opening of each store.  In addition, please disclose that there is no guarantee that you will be able to raise the necessary capital to open such stores.  Also, disclose when you intend to begin to open such stores and the steps you intend to take to open the stores, including a timeline and budget for each step.  Alternatively, if you have yet to determine what steps you will take, discuss accordingly.

16. We note that you intend to open stores in southern California, south Florida, and northern California. Please identify the cities in which you intend to open such stores. If you have not yet determined where you intend to open the stores, briefly discuss how you will determine where and when to open a store in a particular location.

17. We note your revised disclosure in response to our prior comment 40 that you intend to establish "relevant metrics in [your] agreements to measure the effectiveness of [your] marketing and advertising programs." Please describe such "relevant metrics." In addition, please disclose when you intend to begin your marketing strategy.

18. Please disclose the estimated cost of attending international auto show circuit events, how many events you attend each year and the nature of your participation at such events so that investors understand how attending these events helps you accomplish the marketing strategy you describe in the first paragraph of this section on page 15.

19. Please disclose the estimated cost of purchased ad space and briefly discuss where and how often you intend to purchase such ad space.

20. Please identify on page 16 your "core markets" and "market segments." In addition, please disclose what you mean by "once your capabilities have been established." Also disclose an estimate of the amount of additional capital you will need "to expand [your] marketing initiatives and to realize [your] plans regarding international expansion."

21. Please discuss any challenges you may face in developing your business in the targeted areas you identify, such as the recent slowdown in the growth of certain markets such as China and India.

Sales Strategy, page 16

22. We note your disclosure on page 16 that you currently have arrangements with 20 dealers located throughout the United States. Please disclose where such dealers are located.

23. Please disclose the estimated cost of hiring and training your sales staff. In addition, please remove the term "highly fashionable" staff on page 16.

24. We note your revised disclosure on page 16 regarding your plans to sell products over the Internet. Please provide an estimate of the amount of capital required to begin selling your products over the Internet, how you intend to obtain such capital and when you intend to begin to sell your products over the Internet. In addition, please disclose, the steps you intend to take to begin selling your products over the Internet, including a timeline and budget for each step. If you have yet to determine what steps you will take, discuss accordingly.

Management's Discussion and Analysis, page 21

Revenues, page 22

25. Please describe all known trends or uncertainties that have had or that you reasonably expect will have a material impact on net sales or revenues or income from continuing operations. Discuss specifically the movie contract, representing approximately 46% of your revenues for the fiscal year ended March 31, 2013, that appears from your disclosure on page 12 to have been completed. To the extent your revised discussion suggests that revisions to your risk factors are appropriate, please revise accordingly.

Directors and Executive Officers, Promoters and Control Persons, page 46

26. We note your response to our prior comment 61 and reissue. Please add disclosure regarding Mr. Saleen's prior business experience, including any directorships that he has held in the past five years, or confirm to us that this information is complete. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 48

Summary Compensation Table, page 48

27. We note your response to our prior comment 62 and reissue. Please revise to include the executive compensation for all named executive officers for the fiscal years ending March 31, 2012 and March 31, 2013, including the executive compensation for all named executive officers of the public company that the Saleen Entities merged with and into in June 2013.

Certain Relationships and Related Party Transactions, page 50

28. We note your response to our prior comment 66 and reissue in part. Please file the license agreement with Mr. Saleen in your next amendment pursuant to Item 601(b) of Regulation S-K. Alternatively, you may incorporate the agreement by reference in your Exhibit Index.

Market Prices, page 52

29. We note your response to our prior comment 69 and reissue. Please include the price information for your shares of common stock as of the most recent practicable date.

Exhibit 99.3

30. It appears you are an issuer of penny stock. Forward-looking statements made by issuers of penny stock are excluded from the safe harbors in section 27A of the Securities Act of 1933 and section 21E of the Exchange Act. Please confirm that so long as you are an

issuer of penny stock you will refrain from referencing the statutory safe harbors on your website, in press releases, and in future Exchange Act filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor


cc:     Via E-mail
        Louis A. Wharton
        Stubb Alderton & Markiles, LLP